UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

————————————

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 8, 2013

————————————

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction **of Incorporation)**	**(Commission** **File Number)**	**(IRS Employer** **Identification No.)**

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

————————————

(630) 623-3000
(Registrant's telephone number, including area code)

————————————

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On August 8, 2013, McDonald's Corporation (the "Company") issued an Investor Release reporting the Company's July 2013 sales. The Investor Release is furnished as Exhibit 99 and is attached hereto.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*
99   Investor Release of McDonald's Corporation issued August 8, 2013:
          McDonald's Reports July Comparable Sales

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: August 8, 2013

By: /s/ Brian Mullens

Brian Mullens
Corporate Vice President - Assistant Controller

Exhibit Index

Exhibit No. 99   Investor Release of McDonald's Corporation issued August 8, 2013:
                  McDonald's Reports July Comparable Sales

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE

08/08/13

FOR MORE INFORMATION CONTACT:

Investors: Kathy Martin, 630-623-7833
Media: Heidi Barker, 630-623-3791

McDONALD'S REPORTS JULY COMPARABLE SALES

OAK BROOK, IL - McDonald's Corporation today announced that global comparable sales increased 0.7% in July. Performance by segment was as follows:

- **U.S. up 1.6%**
- **Europe down 1.9%**
- **Asia/Pacific, Middle East and Africa (APMEA) down 1.9%**

"McDonald's Plan to Win and our three global growth priorities to optimize the menu, modernize the customer experience and broaden accessibility to Brand McDonald's continue to serve as our strategic roadmap - keeping us focused on delivering great-tasting, affordable meals in modern restaurants," said President and Chief Executive Officer Don Thompson. "In July, we delivered modest global comparable sales growth, relatively in-line with our expectations. Looking ahead, we remain focused on building market share and strengthening our position as our customers' favorite place and way to eat and drink."

McDonald's U.S. sales increased 1.6% during July, reflecting the appeal of McDonald's market-leading breakfast, classic core favorites and everyday value offerings. The 21st edition of Monopoly at McDonald's and the popularity of the featured products including Premium McWraps, the Big Mac and Chicken McNuggets also contributed to the month's performance.

In Europe, July's comparable sales declined 1.9% as negative performance in Germany, France and other Southern Europe markets more than offset positive results in the U.K. and Russia. Throughout the segment, McDonald's markets continue to evaluate and adjust key value and daypart options in response to local consumer dynamics.

In July, APMEA's comparable sales declined 1.9%, reflecting negative results in Japan, Australia and China. The shift in timing of Ramadan between years also negatively impacted the month's results. To enhance performance, markets across APMEA are taking a holistic approach to building demand by offering innovative, limited-time menu choices, leveraging daypart platforms and highlighting McDonald's everyday affordability and unmatched convenience.

Systemwide sales for the month increased 1.6%, or 3.3% in constant currencies.

| Percent Increase/(Decrease) | Comparable Sales | | Systemwide Sales | |
| | | | As Reported | Constant Currency |
Month ended July 31, 2013,	2013	2012		
McDonald's Corporation	0.7	0.0	1.6	3.3
Major Segments:				
U.S.	1.6	(0.1)	2.5	2.5
Europe	(1.9)	(0.6)	4.8	0.9
APMEA	(1.9)	(1.5)	(6.2)	3.2
Year-To-Date July 31, 2013,				
McDonald's Corporation	0.1	4.5	1.1	2.7
Major Segments:				
U.S.	0.2	5.1	1.1	1.1
Europe	(0.8)	3.6	2.9	1.9
APMEA	(1.9)	2.4	(3.1)	3.2

Definitions

- Comparable sales represent sales at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

- The number of weekdays and weekend days can impact our reported comparable sales. In July 2013, this calendar shift/ trading day adjustment consisted of one less Sunday and one more Wednesday compared with July 2012. The resulting adjustment varied by area of the world, ranging from approximately -1.3% to 0.1%. In addition, the timing of holidays can impact comparable sales.

- Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

- Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

Upcoming Communications

The Company plans to release August 2013 sales on September 10, 2013 at 7:00 a.m. (Eastern Time).

Tim Fenton, Chief Operating Officer, and Pete Bensen, Chief Financial Officer, will speak at the Goldman Sachs Global Retailing Conference at 8:50 a.m. (Eastern Time) in New York on September 11, 2013. This presentation will be webcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

McDonald's is the world's leading global foodservice retailer with over 34,500 locations serving more than 69 million customers in more than 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

# # #